SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM 10-C

         Report by Issuer of Securities Quoted on NASDAQ
         Inter-Dealer Quotation System Filed Pursuant to
        Section 13 or 15(d) of the Securities Exchange Act
          of 1934 and Rules 13a-17 and 15d-17 Thereunder

                      INLAND RESOURCES INC.
          (Exact Name of Issuer as Specified in Charter)

                   Suite 1500, 475 17th Street
                     Denver, Colorado  80202
             (Address of Principal Executive Offices)

                          (303) 292-0900
         (Issuer's Telephone Number, Including Area Code)


            I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     1.   Title of security:  Common Stock, par value $.001 per share

     2.   Number of shares outstanding before the change: 28,927,999 shares

     3.   Number of shares outstanding after the change: 40,927,999 shares

     4.   Effective date of change: November 6, 1995

     5. Method of change: On the effective date of the change, Inland Resources Inc. (the "Company") issued 12,000,000 shares of the Company's Common Stock to Pengo Securities Corp. pursuant to a private placement for an aggregate of $6,000,000 ($0.50 per share).


                  II.  CHANGE IN NAME OF ISSUER

     Not applicable.



Date: November 6, 1995                    INLAND RESOURCES INC.


                                          By:  /s/ Kyle R. Miller
                                               Kyle R. Miller, President and
                                               Chief Executive Officer